FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: December 3, 2004

By:	/S/ OTHÓN FRIAS CALDERÓN
Name:	Othón Frías Calderón
Title:	Attorney-in-fact

TV AZTECA SHAREHOLDERS APPROVE CASH DISTRIBUTION

OF US$130 MILLION FOR DECEMBER 14, 2004

FOR IMMEDIATE RELEASE

Mexico City, November 24, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, held today a shareholders’ assembly at its corporate offices in Mexico City. In the meeting, shareholders approved a cash distribution of US$130 million to be made on December 14, 2004.

The distributions are part of TV Azteca’s six-year plan for uses of cash, which entails making disbursements to shareholders above US$500 million and reducing the company’s debt by approximately US$250 million within a six-year period that started in 2003.

The cash distributions made to date, when added to the upcoming disbursement of US$130 million, represent an aggregate amount of US$325 million, equivalent to a 17% yield on the November 23, 2004 ADR closing price. Prior distributions include: US$125 million on June 30, 2003, US$15 million on December 5, 2003, US$33 million on May 13, 2004, and US$22 million on November 11, 2004.

In the assembly, shareholders also authorized an increase of Ps.1,950 million in TV Azteca’s repurchase fund to Ps.3,050 million, up from the prior amount of Ps.1,100 million.

On April 27, 2004, the board of directors approved an increase in the company’s repurchase fund up to the maximum permitted by the Mexican securities’ law, following a recommendation from TV Azteca’s investment committee.

Shareholders also approved the following measures for management oversight, which were agreed by the company’s board on October 19, 2004.

•	The establishment of a new Audit Committee that will consist of three independent directors. The new Audit Committee will take over the current responsibilities of the Related Party Transactions Committee, which will be dissolved.

•	The implementation of an enhanced Ethics Program, and the appointment of a Chief Oversight Officer. The new Program will include the adoption of a rigorous Code of Business and Ethics and will apply to directors, officers and employees of TV Azteca.

•	The establishment of a Blue Ribbon Committee, consisting of two prominent members of the Mexican business community, to select prospective independent board members of TV Azteca.

•	The preparation and publication on the TV Azteca website of the company’s management oversight guidelines.

•	The implementation of rigorous disclosure controls through a Disclosure Committee.

Shareholders also ratified the powers of attorney granted to Ricardo B. Salinas, Chairman of the Board of TV Azteca. Nevertheless, Mr. Salinas has committed to exercise his powers of attorney in material or related party transactions, consulting with the board of directors.

TV Azteca shareholders ratified the company’s board members, and accepted the resignations of two directors presented to the company in May 2004. In addition, Mr. Othón Frías, prior alternate secretary of the board, was named secretary of TV Azteca’s board of directors.

The shareholders assembly also received notice of the appointment, by the board of directors, of Salles, Sáinz-Grant Thornton, S.C., as the new independent auditing firm for TV Azteca, replacing PriceWaterhouseCoopers. The board believes that the change is consistent with recent developments in corporate governance that encourage rotation of independent auditing firms of public companies, and considered appropriate to replace its independent auditors after 11 years of continuous service.

The Board of Directors expects that the appointment of Salles, Sáinz-Grant Thornton, S.C. will result in a healthy change in the company’s auditing practices. The company noted that Salles, Sáinz-Grant Thornton, S.C. is based in Mexico with more than 25 years of experience, and is registered with the U.S. Public Company Accounting Oversight Board.

The company and its board of directors thank PriceWaterhouseCoopers for the professional work provided to TV Azteca over the past 11 years.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

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Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167	5255 1720 0041
jrangelk@tvazteca.com.mx	oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786	5255 1720 0059
tcanales@tvazteca.com.mx	dmccosh@tvazteca.com.mx

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